Filed by Yamana Gold Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Meridian Gold Inc.
Commission File Number: 333-144723
Date: August 14, 2007

Yamana Gold Inc. Offer to Purchase Common Shares of Meridian Gold Inc.

Yamana Gold: (TSX: YRI) (NYSE: AUY) CUSIP: 98462Y100	Meridian Gold: (TSX: MNG) (NYSE: MDG) CUSIP: 589975101

Expiry: 8:00 PM. (Toronto time) on September 7, 2007

Out-bound Script to Shareholders

Hello, my name is <insert your name>, and I’m calling on behalf of Yamana Gold Inc. to provide < shareholder’s name > with information concerning his or her investment in Meridian Gold Inc. (Meridian).  Can I speak to you briefly?

IF YES	IF NO

Thank you.  I am calling on behalf of Yamana Gold Inc. (Yamana) which has revised its Offer for your Meridian shares.  Yamana has increased the cash component of the consideration offered for Meridian shares by Cdn$0.85 per share to Cdn$4.00 per share. The share component has not been changed and is 2.235 Yamana common shares for each common share of Meridian. Full details about the Notice of Variation and Extension are outlined in the materials which are in the process of being mailed to Meridian shareholders.

We encourage you to read these documents because they contain important information.  The Notice of Variation and Extension and other documents relating to Yamana’s offer for the common stock of Meridian can be found online at www.sedar.com. (Canada) or www.sec.gov (U.S.) or, upon request, will be provided without charge by Yamana.

The amendment also includes:

1)    An extension of the Offer to 8:00pm (Toronto time) on September 7, 2007.

2)    The deletion of the condition that Yamana be provided with access to non-public information and be satisfied that no state of facts exists that would have a material adverse effect on Meridian.

3)    The provision of additional disclosure with respect to certain matters, including certain financial information.

Premium:  Based on the closing price of Meridian and the Yamana common shares on the TSX on June 27, 2007 (the date of Yamana’s announcement after the close of market of its intention to make the Offer), the Offer price now represents a premium of approximately 26.3%. The Offer price also now represents a premium of approximately 27.7% over the average closing price of Meridian on the TSX for the 20 trading days immediately preceding Yamana’s announcement of its intention to make the Offer (based on the average closing price of Meridian and the Yamana common shares on the TSX for the 20 trading days ending June 20, 2007).

Northern Orion Transaction: Yamana has agreed to acquire 100% of the issued and outstanding common shares of Northern Orion by way of Plan of Arrangement. The completion of the Northern Orion transaction is a condition to this Offer.  Yamana believes that the proposed business combination between Yamana, Meridian and Northern Orion will create a stronger established gold mining company generating significant cash flow. Moreover, the combined company will strengthen its competitive position and become the premier Latin American focused gold company. The board of Northern Orion continues to support the Northern Orion transaction.

May I please give you our toll-free number and website address if you have any questions? Call 1-866-879-7644 or visit www.sedar.com or www.sec.gov Thank you for your time.

As Beneficial Shareholders You must tender your shares no later than 8:00 p.m. (Toronto Time) on Friday, September 7, 2007, but your broker may require your instructions well in advance of this date.  Contact your broker immediately with your instructions and assistance in tendering your shares to the Offer.

As Registered Shareholders You must tender your shares no later than 8:00 p.m. (Toronto time) on Friday, September 7, 2007.  You would have received a pre-addressed letter of transmittal (Yellow for Non-UK Shareholders and Green for UK Shareholders).  Please complete it and deposit it with the share certificate(s) in the enclosed envelope to the Depositary (Kingsdale Shareholder Services Inc.), along with all other documents required by the instructions set out in the letter of transmittal.  Alternatively, you can complete the Notice of Guaranteed Delivery if your shares are not immediately available.

If you have any questions or require further assistance in tendering your shares, we can be reached at 1-866-879-7644.  Thank you very much for your time.  Have a nice day/night!

Answering Machine Message:

“Hello, this message is for <insert shareholder name>.  This is <insert your name>, and I’m calling on behalf of Yamana Gold Inc. concerning your investment in Meridian Gold Inc.  Yamana Gold has revised its Offer for your Meridian shares. You would now receive an additional Cdn$0.85 per share to a total of Cdn$4.00 in cash plus 2.235 Yamana common shares.  Details of the Notice of Variation and Extension are being mailed to you.  If you have any questions or require further assistance with tendering your Meridian Gold shares, please call us at 1-866-879-7644.  Thank you very much for your time.  Have a nice day/night!”

 Remember:  Speak slowly, especially when providing a phone number.

Rep - please provide written comments whenever talking to shareholders